Exhibit 99 Additional Information

     Valhi, Inc. ("Valhi") and NL Industries, Inc. ("NL") are the holders of 59.0% and 35.8%, respectively, of the outstanding shares of common stock, par value $0.01 per share ("Common Stock"), of the issuer.

     Valhi and TIMET Finance Management Company ("TFMC") are the direct holders of approximately 83.1% and 0.5%, respectively, of the outstanding common stock of NL. Valhi Holding Company ("VHC"), the Harold Simmons Foundation, Inc. (the "Foundation"), the Contran Deferred Compensation Trust No. 2 (the "CDCT No.2") and The Combined Master Retirement Trust (the "CMRT") are the direct holders of 91.6%, 0.9%, 0.4% and 0.1%, respectively, of the common stock of Valhi. Valhi Group, Inc. ("VGI"), National City Lines, Inc. ("National"), and Contran Corporation ("Contran") are the direct holders of approximately 87.4%, 10.3% and 2.3%, respectively, of the outstanding common stock of VHC. National, NOA, Inc. ("NOA") and Dixie Holding Company ("Dixie Holding") are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National. Contran and Southwest Louisiana Land Company, Inc. ("Southwest") are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA. Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice") is the direct holder of 100% of the outstanding common stock of Dixie Holding. Contran is the holder of 100% of the outstanding common stock of Dixie Rice and approximately 88.9% of the outstanding common stock of Southwest.

     Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (the "Trusts"), of which Mr. Simmons is the sole trustee, or is held by Mr. Simmons or persons or entities related to Mr. Simmons. As sole trustee of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by the Trusts. Mr. Simmons disclaims beneficial ownership of all Contran shares that the Trusts hold.

     Harold C. Simmons is the chairman of the board and chief executive officer of each of the issuer and NL and the chairman of the board of each of Valhi, VHC, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest and Contran.

     The Foundation directly holds approximately 0.9% of the outstanding shares of Valhi common stock. The Foundation is a tax-exempt foundation organized for charitable purposes. Harold C. Simmons is the chairman of the board of the Foundation.

     The CDCT No. 2 directly holds approximately 0.4% of the outstanding shares of Valhi common stock. U.S. Bank National Association serves as the trustee of the CDCT No. 2. Contran established the CDCT No. 2 as an irrevocable "rabbi trust" to assist Contran in meeting certain deferred compensation obligations that it owes to Harold C. Simmons. If the CDCT No. 2 assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due. Pursuant to the terms of the CDCT No. 2, Contran
(i) retains the power to vote the shares of Valhi common stock held directly by the CDCT No. 2, (ii) retains dispositive power over such shares and (iii) may be deemed the indirect beneficial owner of such shares.

     The CMRT directly holds approximately 0.1% of the outstanding shares of Valhi common stock. Contran sponsors the CMRT, which permits the collective investment by master trusts that maintain the assets of certain employee benefit plans Contran and related companies adopt. Harold C. Simmons is the sole trustee of the CMRT and a member of the trust investment committee for the CMRT. Contran's board of directors selects the trustee and members of the trust investment committee for the CMRT. Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the CMRT.

     By virtue of the holding of the offices, the stock ownership and his services as trustee, all as described above, (a) Harold C. Simmons may be deemed to control such entities and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of shares directly held by certain of such other entities. However, Mr. Simmons disclaims such beneficial ownership of the shares beneficially owned directly or indirectly by any of such entities, except to the extent of his vested beneficial interest, if any, in shares held by the CMRT and his interest as a beneficiary of the CDCT No. 2. Mr. Harold Simmons disclaims beneficial ownership of all shares of Common Stock that Valhi, NL or TFMC directly holds.

     TFMC owns  5,203  shares  of  Common  Stock.  Titanium  Metals  Corporation
("TIMET") owns 100% of the outstanding common stock of TFMC. Tremont LLC ("Tremont"), Harold C. Simmons' spouse, the CMRT, Valhi and Harold C. Simmons are the holders of approximately 34.2%, 12.9%, 10.4%, 3.9% and 2.6%, respectively, of the outstanding common stock of TIMET. Valhi is the direct holder of 100% of the membership interests of Tremont. The ownership of Ms. Simmons includes 10,666,666 shares of TIMET's common stock that she has the right to acquire upon conversion of 1,600,000 shares of TIMET's 6 3/4% Series A Convertible Preferred Stock, par value $0.01 per share (the "Series A Preferrred Stock"), that she holds directly. The ownership of Valhi includes 98,000 shares of TIMET's common stock that Valhi has the right to acquire upon conversion of 14,700 shares of Series A Preferred Stock that Valhi directly holds. The percentage ownership of TIMET's common stock held by Ms. Simmons and Valhi assumes the full conversion of only the shares of Series A Preferred Stock owned by her or Valhi, respectively. Harold C. Simmons is chairman of the board of TIMET and Tremont.

     Harold C. Simmons' spouse is the direct owner of 36,356 shares of Common Stock, 119,475 shares of NL common stock, 43,400 shares of Valhi common stock, 228,000 shares of TIMET common stock and 1,600,000 shares of Series A Preferred Stock, which are convertible into 10,666,666 shares of TIMET common stock. Mr. Simmons may be deemed to share indirect beneficial ownership of such shares. Mr. Simmons disclaims all such beneficial ownership.

     Harold C. Simmons directly holds 4,755 shares of Common Stock, 257,000 shares of NL common stock (including stock options exercisable for 4,000 shares), 3,383 shares of Valhi common stock and 1,933,700 shares of TIMET common stock.

     A trust, of which Harold C. Simmons and his spouse are trustees and the beneficiaries are the grandchildren of his spouse, is the direct holder of 36,500 shares of Valhi common stock. Mr. Simmons, as co-trustee of this trust, has the power to vote and direct the disposition of the shares of Valhi common stock the trust holds. Mr. Simmons disclaims beneficial ownership of any shares of Valhi common stock that this trust holds.

     NL and a subsidiary of NL directly own 3,522,967 and 1,186,200 shares of Valhi common stock, respectively. Pursuant to Delaware law, Valhi treats the shares of Valhi common stock that NL and the subsidiary of NL own as treasury stock for voting purposes. For the purposes of the percentage calculations herein, such shares are not deemed outstanding.